UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________

SCHEDULE 14F-1
_____________________

Information Statement Pursuant to Section 14(f) of the
Securities Exchange Act of 1934 and Rule 14f-1 Thereunder

HUTECH TECHNOLOGIES, CO., LTD.
(Exact name of registrant as specified in its corporate charter)

001-10559
(Commission File No.)

British Virgin Islands	N/A
(State of Incorporation)	(IRS Employer Identification No.)

##201 Daerungtechnotown 3, 448
Gasan-Dong
Geumcheon-Gu, Seoul, Korea 153-772
 (Address of Principal Executive Offices)
 _______________

+82 2 2107 7200
(Registrant Telephone number)

____________________________________________________________________________

          NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS
____________________________________________________________________________

HUTECH TECHNOLOGIES, CO., LTD.
#201 Daerungtechnotown 3, 448, Gasan-Dong
Geumcheon-Gu, Seoul, Korea 153-772

INFORMATION STATEMENT

PURSUANT TO
SECTION 14(F) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14F-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about January 29, 2011 to the holders of record at the close of business on January 19, 2011 (the “Record Date”) of the common shares, par value $0.0001 per share (the “Common Shares”), of Hutech Technologies, Co., Ltd., a British Virgin Islands corporation (the “Company”), in connection with the change of control and composition of the Board of Directors of the Company (the “Board of Directors”) as contemplated by a Share Purchase Agreement (the “Purchase Agreement”), dated January 19, 2011, among the Company, the existing shareholders of the Company (the “Shareholders”), and the accredited investor signatory thereto (the “Purchaser”). The transactions contemplated by the Purchase Agreement were consummated on January 19, 2011 (the “Closing Date”). Except as otherwise indicated by the context, references in this Information Statement to “Company,” “we,” “us,” or “our” are references to Hutech Technologies, Co., Ltd.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of our stockholders.

A copy of the Purchase Agreement has been filed with the Securities and Exchange Commission (“SEC”) as Exhibit 10.1 to a current report on Form 8-K that was filed on January 19, 2011.

On the Record Date, 32,950 Preferred Shares and 547,868 Common Shares were issued and outstanding.  Each share of Preferred Stock is convertible into 25 shares of Common Stock, and each share of which votes together with the Common Stock on all matters presented to a vote on an as converted basis.

WE ARE NOT SOLICITING YOUR PROXY.  NO VOTE OR OTHER ACTION BY THE COMPANY’S
STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL AND CHANGE OF BOARD OF DIRECTORS

On January 19, 2011, the Company entered into and closed the Purchase Agreement among the Company, the Shareholders and the Purchaser, pursuant to which, the Shareholders sold an aggregate of 32,950 shares of the Company’s Preferred Shares, par value $0.0001 held by them to the Purchaser, for an aggregate purchase price of $400,000.  As a result of the closing of the Purchase Agreement, the Purchaser under the Purchase Agreement now holds 60.05% of the Company’s outstanding capital stock resulting in a change in control of the Company.

In connection with the closing of the Purchase Agreement, Ms. Wanwen Su, Yanfen Su and Mr. Weiheng Cai resigned from all offices of the Company held by them, effective immediately, and from their position as directors of the Company, effective upon the tenth day following the Company’s mailing of an Information Statement on Schedule 14f-1 to its shareholders (the “Effective Date”), which is expected to occur on or about January 29, 2011.  On the same day, Mr. Taehoan Park was appointed as the Company’s Chief Executive Officer, Chief Financial Officer and Secretary effective immediately, and as its sole director, effective as of the Effective Date.

To the best of our knowledge, except as set forth in this Information Statement, the incoming director is not currently a director of the Company, does not hold any position with the Company nor has been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC.  To the best of our knowledge, none of the incoming officer and director or existing director of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our Preferred Shares and Common Shares immediately before and after the closing of the transactions contemplated by the Purchase Agreement by (i) each person who is known by us to beneficially own more than 5% of our Preferred Shares or Common Shares; (ii) each of our current officers and directors; and (iii) all of our current officers and directors as a group.

Unless otherwise specified, the address of each of the persons set forth below is in care of the Company c/o Offshore Incorporations Limited, P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

Name and Address of Beneficial Owner	Before Closing of the Purchase Agreement		After Closing of the Purchase Agreement
	Amount and Nature of Beneficial Ownership(1)	Percent of Class	Amount and Nature of Beneficial Ownership(1)	Percent of Class
Officers and Directors
Taehoan Park	0	*	32,950	60.05% (2)
Wanwen Su	26,360 shares of Preferred Stock 330,420 shares of Common Stock	80.00% (3) 60.31% (4)	330,420 shares of Common Stock	60.31% (4)
Weiheng Cai	0	*	0	*
Yanfen Su	0	*	0	*
All officers and directors as a group (4 persons named above)	26,360 shares of Preferred Stock 330,420 shares of Common Stock	80.00% (3) 60.31% (4)	32,950 shares of Preferred Stock 330,420 shares of Common Stock	100.00% (3) 60.31% (4)
5% Security Holders
Taehoan Park	0	*	32,950	60.05% (2)
Wanwen Su	26,360 shares of Preferred Stock 330,420 shares of Common Stock	80.00% (3) 60.31% (4)	330,420 shares of Common Stock	60.31% (4)

* Less than 1%

(1)
Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to our Preferred Shares and Common Shares. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator.

(2)
Based on 32,950 Preferred Shares and 547,868 Common Shares issued and outstanding before the closing of the transactions contemplated by the Purchase Agreement (as of the Record Date), and 32,950 Preferred Shares and 547,868 Common Shares issued and outstanding after the closing of the transactions contemplated by the Purchase Agreement (as of the Closing Date). Each share of Preferred Stock is convertible into 25 shares of Common Stock, and each share of which votes together with the Common Stock on all matters presented to a vote on an as converted basis.

(3)
Based on 32,950 Preferred Shares issued and outstanding before the closing of the transactions contemplated by the Purchase Agreement (as of the Record Date) and 32,950 Preferred Shares issued and outstanding after the closing of the transactions contemplated by the Purchase Agreement (as of the Closing Date).

(4)
Based on 547,868 Common Shares issued and outstanding before the closing of the transactions contemplated by the Purchase Agreement (as of the Record Date) and 547,868 Common Shares issued and outstanding after the closing of the transactions contemplated by the Purchase Agreement (as of the Closing Date).

Changes in Control

As a result of the closing of the transactions under the Purchase Agreement, the Purchaser holds 60.05%% of the Company’s outstanding capital stock resulting in a change in control of the Company.

In connection with the closing of the Purchase Agreement, Ms. Wanwen Su, Yanfen Su and Mr. Weiheng Cai resigned from all offices of the Company held by them, effective immediately, and from their position as directors of the Company, effective upon the tenth day following the Company’s mailing of an Information Statement on Schedule 14f-1 to its shareholders (the “Effective Date”), which is expected to occur on or about January 29, 2011.  On the same day, Mr. Taehoan PArk was appointed as the Company’s Chief Executive Officer, Chief Financial Officer and Secretary effective immediately, and as its sole director, effective as of the Effective Date.

The Company intends to merge with and into Park and Associates, Co. Ltd. (“Park”), a Korea-based manufacturer and of technology products.  However, there is no definitive written agreement at this time, although the parties are still negotiating the terms and conditions of the transaction that might result in a definitive agreement. Should the Company and Park and Associates, Co. Ltd. enter into a definitive agreement and consummate the proposed transaction, there will be a change in control of the Company.

LEGAL PROCEEDINGS

Our management knows of no material existing or pending legal proceedings or claims against us, nor are we involved as a plaintiff in any material proceeding or pending litigation.  To our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent (5%) of our securities, or any associate of any such director, officer or security holder is a party adverse to us or has a material interest adverse to us in reference to pending litigation.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Prior to the consummation of the Purchase Agreement, our Board of Directors consisted of three members, Ms. Wanwen Su, Yanfen Su and Mr. Weiheng Cai, who were elected to serve until their successor is duly elected and qualified. Ms. Wanwen Su, Yanfen Su and Mr. Weiheng Cai have submitted a letter of resignation, effective as of the Effective Date and Mr. Taehoan Park has been appointed as the sole director of the Company, as of the Effective Date.  On the Closing Date, our Board of Directors also appointed Mr. Park to serve as the Company’s Chief Executive Officer, Chief Financial Officer and Secretary.

Mr. Taehoan Park, age 55, was appointed as the Company’s Chief Executive Officer and Chief Financial Officer, effective as of January 19, 2011, and as the Company’s sole director, effective upon the tenth day following the Company’s mailing of an Information Statement on Schedule 14f-1 to its shareholders. Mr. Park holds a master’s degree in electronic engineering from Konkuk University.  He has completed management courses at Yonsei University, IT-AMP training at KAIST ICU, and u-SOC training at Aju University.  Mr. Park worked at the Ministry of Information and Communication in Korea.  He was a Director of Operations at Korea Mobile Telecommunication (SK Telecom), and an Executive Director of Modern Telecom.  Mr. Park currently serves and the President and CEO of Hutech21 Co. Ltd.   Mr. Park has received accolades from the Korean Minister of Information and Communication, the Korean Minister of Commerce, Industry and Energy.  Mr. Park is not, and has not been, a participant in any transaction with the Company that requires disclosure under Item 404(a) of Regulation S-K. There is no family relationship between Mr. Park and any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer.

Except as noted above, there are no agreements or understandings for any of our executive officers or directors to resign at the request of another person and no officer or director is acting on behalf of nor will any of them act at the direction of any other person.

Directors are elected until their successors are duly elected and qualified.

Family Relationships

There are no family relationships between any of our directors or executive officers.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past ten years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement.  Except as set forth in our discussion below in “Transactions with Related Persons,” none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

TRANSACTIONS WITH RELATED PERSONS

The following includes a summary of transactions since our incorporation on December 23, 1988, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation”). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

•
On January 19, 2011, the Company entered into and closed the Purchase Agreement among the Company, the Shareholders and the Purchaser, pursuant to which, the Shareholders sold an aggregate of 32,950 Preferred Shares of the Company, par value $0.0001 held by them to the Purchaser for an aggregate purchase price of $400,000.

•
On February 17, 2009, the Company entered into a transfer & change of control agreement with Ms. Wanwen Su and Mr. Ming Lei. Pursuant to the terms and conditions of the Agreement, Ms. Su acquired from Mr. Ming Lei 26,360 shares of preferred stock of the Company.

Except as set forth in our discussion above, none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10% of our equity securities which are registered pursuant to Section 12 of the Exchange Act, to file with the SEC initial reports of ownership and reports of changes in ownership of our equity securities.  Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file.

Since our Company became a public reporting company in 1995, our directors, officers and greater-than-10% beneficial owners complied with all applicable Section 16 filing requirements.

CORPORATE GOVERNANCE

Director Independence

We currently do not have any independent directors, as the term “independent” is defined by the rules of the Nasdaq Stock Market.

Board Meetings and Annual Meeting

During fiscal year ended December 31, 2010, our Board of Directors did not meet.  We did not hold an annual meeting in the fiscal year ended December 31, 2010.

Board Committees

We presently do not have an audit committee, compensation committee or nominating committee or committees performing similar functions, as our management believes that until this point it has been premature at the early stage of our management and business development to form an audit, compensation or nominating committee.  However, the our new management plans to form an audit, compensation and nominating committee in the near future.  We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors and evaluating our accounting policies and system of internal controls.  We envision that the compensation committee will be primarily responsible for reviewing and approving our salary and benefits policies (including stock options) and other compensation of our executive officers.  The nominating committee would be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors.  The nominating committee would also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures.  Until these committees are established, these decisions will continue to be made by our Board of Directors.  Although our Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, our Board of Directors considers the candidate’s character, judgment, skills and experience in the context of the needs of our Company and our Board of Directors.

We do not have a charter governing the nominating process.  The members of our Board of Directors, who perform the functions of a nominating committee, are not independent because they are also our officers.  There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nominations for directors.  Our Board of Directors does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations are at a more advanced level.

Board Leadership Structure and Role in Risk Oversight

Our Board of Directors recognizes that the leadership structure and combination or separation of the Chief Executive Officer and Chairman roles is driven by the needs of the Company at any point in time.  As a result, no policy exists requiring combination or separation of leadership roles and our governing documents do not mandate a particular structure.  This has allowed our Board of Directors the flexibility to establish the most appropriate structure for the Company at any given time.

Currently, our Chief Executive Officer is also our Chairman. The Board of Directors believes that, at this time, having a combined Chief Executive Officer and Chairman is the appropriate leadership structure for the Company. In making this determination, the Board of Directors considered, among other matters, Mr. Taehoan Park’s experience in business development and felt that his experience, knowledge, and personality allowed him to serve ably as both Chairman and Chief Executive Officer. Among the benefits of a combined Chief Executive Officer/Chairman considered by the Board of Directors is that such structure promotes clearer leadership and direction for our Company and allows for a single, focused chain of command to execute our strategic initiatives and business plans.

Our Board of Directors is responsible for overseeing the overall risk management process at the Company.  Risk management is considered a strategic activity within the Company and responsibility for managing risk rests with executive management while the Board of Directors participates in the oversight of the process.  The oversight responsibility of our Board of Directors is enabled by management reporting processes that are designed to provide visibility to the Board of Directors about the identification, assessment, and management of critical risks.  These areas of focus include strategic, operational, financial and reporting, succession and compensation, compliance, and other risks.

Stockholder and Interested Party Communications

The Board of Directors will not adopt a procedure for shareholders to send communications to the Board of Directors until it has reviewed the merits of several alternative procedures. The Board of Directors has not adopted a procedure to recommend nominees for the Board of Directors.

EXECUTIVE COMPENSATION

Summary Compensation Table — Calendar Years Ended December 31, 2010, 2009 and 2008

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the named persons for services rendered in all capacities during the noted periods.  No other executive officers received total annual salary and bonus compensation in excess of $100,000.

SUMMARY COMPENSATION TABLE
		Annual Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Award(s) ($)	Securities Underlying Options SARs(#)	LTIP payouts ($)	All Other Compensation ($)
Wanwen Su, President, CEO & Director (1)	2010	---	---	---	---	---	---	---
	2009	---	---	---	---	---	---	---
Yanfen Su, Independent Director (2)	2010	---	---	---	---	---	---	---
	2009	---	---	---	---	---	---	---
Weiheng Cai, Independent Director (3)	2010	---	---	---	---	---	---	---
	2009	---	---	---	---	---	---	---

(1)
Ms. Wanwen Su resigned as the Company’s President and Chief Executive Officer on January 19, 2011 in connection with the change of control resulting from the closing of the Purchase Agreement. Ms. Su did not receive any compensation from the Company during her tenure as President and Chief Executive Officer.

(2)
Ms. Yanfen Su resigned as the Company’s Independent Director on January 19, 2011 in connection with the change of control resulting from the closing of the Purchase Agreement. Ms. Su did not receive any compensation from the Company during her tenure as Independent Director.

(3)
Mr. Weiheng Cai resigned as the Company’s Independent Director on January 19, 2011 in connection with the change of control resulting from the closing of the Purchase Agreement. Mr. Cai did not receive any compensation from the Company during his tenure as Independent Director.

Employment Agreements

We do not have any employment agreements with any of our current officers and directors and we currently do not provide any benefits to our officers at this time.

Outstanding Equity Awards at Fiscal Year End

None of our executive officers received any equity awards, including, options, restricted stock or other equity incentives during the fiscal year ended December 31, 2010.

Compensation of Directors

No member of our board of directors received any compensation for his services as a director during the 2009 fiscal year.

Other Information

The Company files periodic reports, proxy statements and other documents with the Securities and Exchange Commission. You may obtain a copy of these reports by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Hutech Technologies, Co., Ltd. has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 19, 2011

HUTECH TECHNOLOGIES, CO., LTD.

By: /s/ Taehoan Park
Taehoan Park
President